EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-4 dated June 3, 2005 of Spectrum Brands, Inc. (formerly Rayovac Corporation) of our report dated November 12, 2004, with respect to the consolidated balance sheets of Rayovac Corporation as of September 30, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2004, which report appears in the Form 10-K of Rayovac Corporation dated December 14, 2004, and to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ KPMG LLP

Atlanta, Georgia

June 3, 2005